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EXHIBIT 99.02

Written Statement of Chief Financial Officer
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

        The undersigned, the Chief Financial Officer of Merant plc (the "Company"), hereby certifies that, to his knowledge on the date hereof:

  (a)
  the Form 20-F of the Company for the year ended April 30, 2002, filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (b)
  information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

    /s/  SCOTT HILDEBRANDT

    Scott Hildebrandt
    Chief Financial Officer
    October 31, 2002

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  EXHIBIT 99.02
Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)